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NN IP Insider Regulation

Policy date October 1, 2017

Content

A. Definitions	3

B. Application of the code	5

C. Statement of fiduciary standards	6

D. Prohibition of insider trading	7

E. Personal account dealing restrictions, permissions and requirements	8

F. Exemptions	11

G. Reporting requirements	12

H. Violations of the code	13

I. Vendors and consultants (external employees)	13

J. Exceptions to the code	14

K. Other provisions	14

Information sheet	15

A. Definitions

Advisors

NNIP Asset Management B.V., NN Investment Partners B.V., NNIP Advisors B.V. (including their branches) and Delta Lloyd Asset Management N.V. (collectively, “NN IP”).

Associated Person

Any officer or director of the Advisors (or any person performing similar functions) or other person who provides investment advice on behalf of the Advisors and is subject to the supervision and control of the Advisors.

Beneficial Owner

A person who:

I.       enjoys the benefits of ownership even though legal title is in another name; or

II.  has or shares the power to vote or influence the transaction decisions regarding a security.

Connected Third Party

I.                husband or wife of Insiders;

II.           (registered) partner of Insiders living within one household;

III.      children or step-children who are dependants of Insiders;

IV.       other blood relations and relations by marriage or registered partners of Insiders who, at the date of a Personal Transaction, have lived in the same household as the Insider for at least one year;

V.           a person with a Close Relation; and

VI.       legal entities or individuals with whom the Insider has a relationship which is such that the Insider has a direct or indirect significant interest in the result of a Personal Transaction, other than a commission for the execution of the Personal Transaction.

Close Relation

Legal entity connected to an Insider through:

I.           a participating interest, that is a direct or indirect holding of at least 20% of the voting rights or share capital; or

II.      a controlling relationship, that is a direct or indirect holding of the majority of voting rights in the entity, the right to appoint a majority of the directors of the entity or to exercise a decisive influence on the entity on the basis of an agreement or the articles of association.

Discretionary Authority

Authority to make investment decisions on behalf of yourself or another person, such as your parents, either legally arranged or by access granted by this person.

Financial Instrument

Any of the following:

1.     securities;

2.     money market instruments;

3.     units in collective investment schemes that are not securities;

4.     options, futures, swaps, forward rate agreements and any other derivative contracts relating to securities, currencies, interest rates or yields, commodities, credit risk or official economic statistics (climate variables, freight rates, emission allowances, inflation rates, etc.), contract for differences, or other derivative instruments, indices or financial measures which may be settled physically or in cash(1), and

5.     all other instruments provided they are admitted for trading on a regulated market or multilateral trading facility or for which admission for trading on a regulated market has been applied for.

Insider

I.       all personnel and Associated Persons of the Advisors, and

II.  any other (natural) person who is designated as an Insider by the Compliance Department of NN IP. This may include external employees (please see Section I).

(1)  A more detailed description of options, futures, swaps, forward rate agreements and any other derivative contracts can be found in Article 3 (1.1) MAR (referring to Article 4 (1) (15) of Directive 2014/65/EU).

Inside Information

Inside Information is confidential information about any company as well as any customers, business partners, investments, potential investments or employees that:

1. is precise (specific enough to draw conclusions about price sensitivity (not direction!);

2. has not been made public;

3. is directly or indirectly related to (i) the company whose Financial Instruments are involved, (ii) the trade in these financial instruments or (iii) commodity derivatives; and

4. could, if it were made public, be likely to have a significant influence on the price of these Financial Instruments or on the price of derivative Financial Instruments (this is the case if the information would likely be used by a reasonable investor as part of the basis of his investment decision).

Common examples of Inside Information include: a company’s results and operations, including dividend changes, earnings results, changes in previously released estimates, merger or acquisition proposals, major litigation, liquidity problems and management developments (such as appointment or dismissal of members of the board). Inside Information may also relate to the market for a company’s securities. Information about a significant order, not being your own order, to purchase or sell Financial Instruments may also be deemed Inside Information.

Non-public information

Information is considered public when it has been circulated broadly to investors in the marketplace. Tangible evidence of such circulation is the best indication that the information is public. For example, information can be considered public when it has been made available through a public filing with a regulatory body, or through a mainstream media source, such as Financial Times, Bloomberg, Wall Street Journal or a local equivalent. Unfortunately, there is no simple test to determine when information is real Inside Information so please contact NN IP Compliance Department with any questions.

Inside Information about a particular company may also constitute Inside Information with respect to another company or group of companies (particularly if in the same industry sector). For example, if the public announcement of Inside Information relating to one company would likely affect the price of other companies operating in the same business or industry sector.

A combination of certain pieces of information may collectively constitute Inside Information even where each fact individually would not be considered as Inside Information.

NN Financial Instrument

Please see the NN Group Insider Regulation NN (IRNN) for this definition. This policy is applicable to all Insiders and Connected Third Parties and can be found via the ‘Policy House’ link on SAM.

Personal Transaction

Purchase, sale or disposal in any manner, including by gift, directly or indirectly of Financial Instruments by or on behalf of an Insider, whereby the Insider concerned acts other than in the normal exercise of his work for the Advisors.

B. Application of the code

This Code has been adopted by NN IP and applies to Personal Transactions by or on behalf of Insiders and Connected Third Parties. This Code also applies to any account of which Insiders may be the Beneficial Owner and to any account over which the Insider has Discretionary Authority.

This policy applies to the Advisors’ branches to the extent no local policy is applicable. Other NN IP entities should use this Code as a guideline and should independently assess their personal account dealing policies in accordance with applicable local laws, regulations and expectations. For the avoidance of doubt, local regulatory requirements shall take precedence over this Code.

All Personal Transactions in NN Financial Instruments, including those offered under an employee compensation scheme (such as NN shares administered in Computershare) are subject to more onerous restrictions in the NN Group Insider Regulation NN (IRNN).

This Code shall continue to apply to an Insider and Connected Third Parties up to three months after the Insider ceases to be designated as an Insider. (New) Insiders will be provided with a copy of this Code, required to acknowledge receipt and understanding of the Code and notified when material amendments are made to the Code. The most recent version of the Code can be found on the NN IP Compliance SAM page(2) or the NN IP website.

The NN IP Compliance Department administers the Code. Questions regarding the Code should be directed to them. Insiders must cooperate to the fullest extent reasonably requested by the NN IP Compliance Department to enable the Advisors to comply with relevant laws and regulations. Insiders must promptly report any suspected violations of the Code, to the NN IP Compliance Department.

(2)  See the Q&A for the URL of the NN IP Compliance SAM page and how to contact the NN IP Compliance Department

C. Statement of fiduciary standards

A fiduciary is a person or organization that manages money or property for another, usually a client, and, as a result, has a legal duty to act in the best interests of that client. This Code is based on the overriding principle that Insiders have a fiduciary duty to the Advisors’ clients. Accordingly, Insiders shall conduct their activities in accordance with the following standards:

1.     Clients’ interests come first. In the course of fulfilling their duties and responsibilities, Insiders must at all times place the interests of clients first. In particular, Insiders shall avoid putting their personal interests ahead of the interests of clients.

2.     Conflicts of interest shall be avoided if possible and must be disclosed. Insiders have the obligation to identify and avoid any situations involving an actual or potential conflict of interest or possible impropriety with respect to their duties, responsibilities or clients. Should any unavoidable conflicts of interest arise, the Insider must report these without delay to the NN IP Compliance Department.

3.     Compromising situations should be avoided. Insiders should never take advantage of their position of trust and responsibility at NN IP. Employees should avoid situations that might compromise or call into question their exercise of full independent judgement in the best interests of NN IP clients.

4.     Duty of confidentiality. Insiders must keep any non-public information regarding the Advisors, their affiliates and any client strictly confidential. Insiders have the highest fiduciary obligation not to reveal confidential information of any nature to any party that does not have a clear and compelling need to know such information. All activities of Insiders shall be guided by, and adhere to, these fiduciary standards.

All activities of Insiders are required to conform to these standards regardless of whether the activity is specifically covered in this Code.

D. Prohibition of insider trading

Insiders are expected to comply with applicable laws and regulations, whether or not a particular activity is specifically covered in this Code.

Trading on knowledge of clients’ activities.

Insiders are prohibited from taking personal advantage of their knowledge of research generated by the Advisors, or the investment activities of the Advisors. In particular, Insiders and Connected Third Parties are prohibited from entering into Personal Transactions when they have actual knowledge that the Financial Instrument is being purchased or sold, or considered for purchase or sale, on behalf of a client account, or when they have actual knowledge of other confidential client related information. Furthermore, Insiders are prohibited from entering into Personal Transactions in the event of (the foreseeable appearance of) any conflict of interests.

Trading on Inside Information.

All Insiders and Connected Third Parties who possess Inside information are prohibited from:

•        placing an order or attempt to execute a Transaction in Financial Instruments to which the Inside Information relates;

•        inducing others to execute a Transaction (including a cancellation or amendment of an order) in Financial Instruments to which the Inside Information relates;

•        cancel or amend a pre-existing order to which the inside information is related, unless the law provides an exemption. Insiders are also prohibited from communicating any Inside Information to others (except to the NN IP Compliance Department, on a strict need-to-know basis, or as otherwise permitted by the NN IP Compliance Department). Insiders and Connected Third Parties should at all times avoid the foreseeable appearance of executing transactions while in possession of Inside Information.

Reporting Inside Information.

•        If you think you might have Inside Information, you must:  report the information and any proposed trades immediately to the NN IP Compliance Department;

•        refrain from trading in the Financial Instrument on behalf of yourself or clients;

•        refrain from communicating the information to anyone outside or inside of the Advisors other than the NN IP Compliance Department (potential Inside Information should NOT be reported to your manager).

The NN IP Compliance Department will determine whether the information is Inside Information and, if so, what actions need to be taken.

E. Personal account dealing restrictions, permissions and requirements

The table on page 9 sets out the restrictions, permissions and requirements which apply to all Insiders and Connected Third Parties.

The List of Permitted Companies and Indices contains the overview of issuers and indices Insiders are permitted to invest in directly (equity or bonds) or indirectly (equity- and index derivatives). The permitted companies consist of the members of the MSCI World Index and the MSCI Emerging Markets Free Index, with a market capitalisation of at least one billion euro at the beginning of each calendar month. This section of the list is updated on a monthly basis. Permitted indices consist of selected broad-based indices. The list can be found on the NN IP Compliance SAM page. Please click here and then click on ‘Insider Regulations’.

Location obligation means that Insiders and Connected Third Parties are required to hold Cat. C, D, and E Financial Instruments in an Insider Account(3) at a designated institution (e.g. ING Bank Private Banking, FitVermogen, Computershare, and ING stock options in MyLeo/LSPP or ING shares in CRDIII account at ING Bank). Upon opening such an account Insiders are required to indicate that it concerns an Insiders Account. Insiders have the obligation to verify and confirm the Insider status of their account at the designated institution and report it to the NN IP Compliance Department when requested. By opening or having an Insiders account, Insiders authorize the designated institution to share relevant information (e.g. transaction and holding information) with the NN IP Compliance Department and Corporate Compliance, pro-actively or upon request. Insiders located in satellite offices are not subject to the location obligation requirement.

Note: generally Insiders and Connected Third Parties will not be reimbursed for potential costs incurred by opening an insiders account at a designated institution or by transferring securities to such an account.

(3)  See Q&A for a description and how to open an Insider Account

Pre-approval.

Insiders are required to obtain pre-approval for transactions in Cat. B, C, D, and E Financial Instruments via the PADDOCK system(4). The link to PADDOCK can be found on our NN IP Compliance SAM page. For Cat. F Financial Instruments Insiders can ask for pre-approval from NN IP Compliance by e-mail using the Pre-Approval Form, which is also available on NN IP Compliance SAM page. When an Insider wishes to sell (part of) a current holding which is no longer on the List of Permitted Companies and Indices, the Insider is required to obtain written pre-approval from the NN IP Compliance Department, before obtaining pre-approval via PADDOCK.

Insiders located in satellite offices need to obtain pre-approval via their local pre-approval procedure.

An approval to trade is only valid on the business day it is received. If you receive an approval and do not place the order on the same day, you must seek pre-approval again to place the order on the next (or any subsequent) day. Good-till-cancel (GTC) orders, stop-loss orders, or any orders that do not expire at the end of the business day are not permitted (e.g., GTC order is an order to buy or sell a security at a set price that is active until the investor decides to cancel it or the trade is executed).

Employee compensation schemes. Personal Transactions in NN shares offered under an employee compensation scheme administered in Computershare are subject to more onerous restrictions in the IRNN. ING Financial Instruments no longer qualify as NN Financial Instruments. This means Insiders can trade ING Financial Instruments administered in MyLeo (LSPP) any time of the year subject to pre-approval via Paddock.

(4)  See Q&A for a description of the PADDOCK system, where it is located and how it works.

PERSONAL ACCOUNT DEALING RESTRICTIONS, PERMISSIONS AND REQUIREMENTS  - OVERVIEW

Financial Instruments not mentioned in the table below are by default not permitted. Insiders may obtain pre-approval for all Financial Instruments, including for those in which pre-approval is not mandatory, and report all accounts and transactions to avoid misunderstandings and potential violations.

Cat	Financial Instrument	Additional Restriction	Location Obligation	Pre-approval Only valid on the business day it is received	Max. per 24 hours	Holding Period	Reporting Obligations
A	Open-end mutual funds not managed by NN IP (for ETFs/ETNs, see Cat. B)	Must be regulated in the country it is domiciled in.	No	Not Required	None	None	Not required
Precious metals, such as gold and silver
Money market instruments (Excludes Money Market Funds managed by NN IP)
B	Government bonds from OECD countries, (i.e. U.S. Treasury Bonds or Bills) Exchange-Traded Funds (ETFs, such as I-shares and other index trackers); Exchange Traded Notes (ETNs)		No	Yes	None	24 hours

Yes
• Initial Holdings Report
• Q Transaction Report*
• Annual Holdings Report*

*The reporting is done automatically for Insider Accounts (ING Bank Private Banking/ FitVermogen/ Employee Compensation Schemes).

For Financial Instruments not held on an Insider Account or when a waiver for the location obligation is granted, the Insider must report transactions and holdings themselves (in the quarterly and annual reporting).

C	Open-end mutual funds managed by NN IP (Include NN IP Money Market Funds)		Yes	Yes	None	30 days
D	Equity	See List of Permitted Companies and Indices	Yes	Yes	€25.000 (underlying value)	30 days
Corporate bonds, incl. short term loans
Derivatives, incl. notes, warrants and options
	Closed end funds	NN IP managed funds not permitted
E	Index options	See List of Permitted Companies and Indices	Yes	Yes	None	30 days
F	Private placements (incl. ownership of B.V.s and N.V.s/ Crowd Funding)		No	Yes (see Q&A)	None	30 days

Maximum order size per 24 hours period per issuer. For Cat. D Financial Instruments, a maximum order size of €25.000,00 per 24 hours per issuer (underlying value) applies. The general rule for derivatives is that the exposure bought or sold may not exceed the exposure the Insider would have if they traded the underlying value. The maximum order size of € 25.000,00 per 24 hours does not apply to transactions in NN Group shares via ING Insider Accounts and/or via Computershare. These transactions can only be executed during open periods after having obtained pre-approval via Paddock. The maximum order size of € 25.000,00 per 24 hours also does not apply to transactions in ING options part of MyLeo/LSPP.

Holding period. Insiders may not enter into opposite transactions in Cat. C, D, E and F Financial Instruments within 30 calendar days, unless the pre-approval requests of the opposite transactions are submitted within 15 minutes of the other transaction and are part of a combination order (e.g., covered call). Combination orders are two or more orders in the same (underlying) security in opposite directions, which are part of a generally acknowledged option strategy. Combination orders are not opposite transactions in the same instrument or opposite transactions in different instruments with the same underlying security with the purpose to replace one instrument type with the other. In case the NN IP Compliance Department or Corporate Compliance is of the opinion that the opposite transactions can be considered speculative, they may decide to deny the pre-approval request.

Automatic Investment/ Purchase Plans (e.g. funds managed by NN IP, equity purchase plans), pre-approval via Paddock is required for:

•        the first investment (buy);

•        any subsequent changes relating to switching of funds, frequency, or amount; and

•        when selling.

Stock dividends & reinvestment of dividends, pre-approval via email to Compliance NN IP is required when:

•        changing a default cash option to stock or reinvestment (i.e. active choice made by the Insider); or

•        making a one-off active choice for stock or reinvestment of dividends and that choice is not consistent with the approach followed before.

No pre-approval is needed:

•        when receiving cash dividends;

•        when the Insider cannot make a choice regarding dividends selection;

•        when the Insider follows a consistent approach regarding dividends;

•        when transactions are part of an automatic dividend reinvestment or similar plan where the timing of purchases and sales is controlled by someone other than the Insider.

•        when participating in corporate actions, such as exchanges, rights offerings, and tender offers.
 Please note when actively selling rights, claims, etc. pre-approval is required.

In general, Insiders must be cautious in their transactions and refrain from Personal Transactions that may be considered excessive or highly speculative.

Prohibition of naked short selling. Insiders are prohibited from entering into a short sale of any Financial Instrument, either directly or indirectly, including the use of derivatives transactions, without holding the underlying Financial Instrument. Trading strategies, such as straddles and strangles, are also prohibited if the Insider does not possess the underlying security.

Prohibition of Initial Public Offerings. Insiders are prohibited from acquiring initial public offerings of stocks (IPOs).

Prohibition on certain Voya Closed End Funds(5). Insiders are prohibited from holding or acquiring these Voya Closed End Funds, traded on an U.S. exchange. New employees holding such Closed End Funds will be required to sell them.

Prohibition of turbos, speeders, and sprinters. Investments in turbos, speeders, and sprinters (and similar leveraged instruments such as CFDs) are not permitted because of their highly speculative nature. Approval for other transactions, which are considered highly speculative, may be denied.

Investment (study) clubs. Personnel of the Advisors should devote their time to NN IP and NN IP’s clients and are prohibited from participating in investment (study) clubs.

Reporting obligation. The details of the reporting requirements can be found in Section G below.

(5)  See Q&A for the related Voya Closed End Funds

F. Exemptions

U.S. persons. U.S. persons who reside in the Netherlands will not be able to open an Insider Account. These Insiders are required to request an exemption from the location obligation from the NN IP Compliance Department.

Indirect products, such as mortgages, insurances, NN retirement plans, etc. The restrictions, permissions and requirements, as laid down in Section E, do not apply to indirect products except where the underlying investments are Equities (Cat. D).

Fiduciary Account Management Agreements (FAMAs) is a written agreement between a client and a licensed financial institution, whereby the financial institution has the discretionary authority to manage the Insider’s or Connected Third Parties portfolio according to a predetermined mandate. The Insider and the Connected Third Party do not have any direct influence on the investment decisions made by the financial institution. The location obligation and pre-approval requirement do not apply to Personal Transactions for which an Insider or the Connected Third Party have concluded a written FAMA (in Dutch, “vrije hand beheerovereenkomst”) with an investment institution, provided that the Insider or Connected Third Party have obtained written approval for the FAMA from the NN IP Compliance Department before entering into the FAMA.

Where an Insider or Connected Third Party intends to enter into a FAMA with a financial institution belonging to NN Group, the NN IP Compliance Department will determine whether its management is sufficiently independent. Any amendments to the FAMA must be submitted to NN IP Compliance beforehand for written approval. Finally, the Insider shall inform the NN IP Compliance Department of the termination of a FAMA before the termination becomes effective.

The Insider remains obliged to report all transactions executed under the FAMA as set out in Section G below.

G. Reporting requirements

Insiders are required to report holdings and/or transactions in Cat. B, C, D, E and F Financial Instruments to the NN IP Compliance Department. The instruments that are being traded and held in an Insiders Account at designated institutions do not have to be reported by the Insider, as long as the designated institution facilitates and the Insider accommodates the delivery of holding and transaction information from the designated institutions to the NN IP Compliance Department and/or Corporate Compliance.

Initial certification of compliance. Insiders must sign an initial (within 10 calendar days of commencing employment) and annual certification form explicitly agreeing to:

•        the exchange of information between Corporate Compliance and the NN IP Compliance Department concerning the Insider’s Personal Transactions;

•        the delivery of information from the institution(s) operating Insider Accounts to Corporate Compliance and the NN IP Compliance Department;

•        the delivery by the Insider to the NN IP Compliance Department of any information concerning the Insider’s Personal Transactions;

•        the delivery of information concerning the Insider’s Personal Transactions by NN IP to the United States Securities and Exchange Commission (SEC), Autoriteit Financiële Markten (AFM), De Nederlandsche Bank (DNB), or any other regulator; and

•        waive all possible actions based on any applicable Dutch or European Union privacy legislations that may be brought for any of the above described exchanges of information.

Annual certification of compliance. Insiders are required to certify to NN IP Compliance annually that they have:

•        read and understand the provisions contained in this Code;

•        complied (or not complied) and will comply with all the requirements of this Code; and

•        reported all Personal Transactions (and holdings) as required by this Code.

Initial disclosure of accounts and holdings. Insiders are required to disclose details of all their accounts and holdings in Financial Instruments (including interest rate and maturity date, if applicable) to Compliance within 10 calendar days of commencing employment with NN IP.

Quarterly transaction reports.

•        Personal Transactions - Insiders are required to submit a report listing their Personal Transactions during the previous quarter, including transaction confirmations/contract notes (internet print or copy) within 30 calendar days of the end of each quarter. Insiders do not have to submit information about Personal Transactions executed via an Insider Account, however the Insider is required to accommodate the automated delivery of transaction and holding information from the institution(s) operating the Insider Account to the NN IP Compliance Department (or Corporate Compliance).

•        FAMAs — Personal Transactions under a FAMA must also be reported.

Annual holdings report.

•        Holdings - Insiders are required to submit details of all their holdings in Financial Instruments (including interest rate and maturity date, if applicable) held as at December 31 of the year within 30 days of the end of the calendar year.

•        FAMAs — Insiders are required to submit a report listing all holdings in Financial Instruments as at December 31 within 30 days of the end of the calendar year.

Annual questionnaire. Insiders are required to disclose any legal and regulatory action or sanctions against the Insiders and to certify their compliance with NN IP’s policies and procedures.

Notification by Insiders. Insiders must promptly notify the NN IP Compliance Department in writing of any events that impact their adherence to the requirements in this Code, for example when the Insider or a Connected Third Party has acquired any Financial Instruments that have not been reported in the quarterly transaction report or is not held in an Insiders Account. Insiders must also promptly notify and certify when they have Connected Third Parties and they have no knowledge of their accounts and investments.

Confidentiality. All information submitted by an Insider to the NN IP Compliance Department pursuant to this Code will be treated as confidential information. It may, however, be made available to senior management, governmental and securities industry agencies with regulatory authority over the Advisors, internal/external auditors, and legal advisors, as appropriate.

H. Violations of the code

Violations of this Code may warrant sanctions including, without limitation, requiring that Personal Transactions be reversed, requiring the disgorgement of profits or gifts, issuing a warning letter, suspending personal account dealing rights, imposing a fine (e.g., reduction of Insider’s compensation), suspending employment (with or without compensation), making a civil or criminal referral to the regulators, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Insider to civil, regulatory, or criminal sanctions.

Missing reporting requirement deadlines: submitting a quarterly report after the internal deadline communicated by NN IP Compliance is considered to be “late reporting” resulting in an official warning. Any subsequent late reporting (within a rolling period of 3 years) results in a violation.

Insiders are required to report any known or suspected violations of the Code to the NN IP Compliance Department immediately. The Insider is required to provide any relevant information to Corporate Compliance or the NN IP Compliance Department upon request. In case of a (suspected) violation, Corporate Compliance or the NN IP Compliance Department may start their own investigation or request an investigation.

Trading while in the possession of Inside Information, or improperly communicating that information, may expose Insiders and the Advisors to stringent penalties, including fines, suspensions, and imprisonment. Regardless of whether a government inquiry occurs, the Advisors will not tolerate trading by Insiders in Financial Instruments of which they are in possession of Inside Information.

Reporting of violations. Each quarter violations are reported to the responsible Board member. At year end, violations will be reported to Human Resources and the NN IP Compensation Committee for inclusion in the remuneration review. Additionally, violations can be reported to various regulators (e.g. AFM, DNB, SEC) on an ad-hoc or continuous basis.

Insiders may obtain pre-approval for all Financial Instruments, including for those in which pre-approval is not mandatory, or report all accounts and transactions to avoid misunderstandings and potential violations.

I. Vendors and consultants (external employees)

Vendors and consultants (“external employees”) engaged by NN IP may be required to have established their own confidentiality policies and employee monitoring procedures. NN IP expects external employees (and temporary staff) to comply with the applicable local rules and regulations. As part of its procurement process, NN IP has terms and conditions regarding confidentiality and possible misuse of its information that external employees are expected to comply with. External employees may be required to comply with this Code depending on the nature of the work they perform for NN IP and the sensitivity of the information used by the external employees to perform their duties.

J. Exceptions to the code

Exceptions to the Code will only be made under limited circumstances. No exception may be granted for those sections of the Code that are mandated by law or regulation. An exception may be made only upon prior request, and no exception will be granted subsequent to a violation of the Code. To be granted an exception to the Code, a written request must be submitted to the NN IP Compliance Department and approved by Chief Compliance Officer of NN IP and Chief Compliance Officer of NN Group.

K. Other provisions

Authority to interpret and appeals. If there is any lack of clarity regarding the interpretation or application of this Code, and in cases not provided for by this Code, the Chief Compliance Officer of NN IP can take a decision either independently or at the request of an involved party.

An Insider may appeal in writing against such a decision of the Chief Compliance Officer of NN IP to the Chief Compliance Officer of NN Group by means of a reasoned letter of appeal. The Chief Compliance Officer of NN Group will then take a decision on the appeal within four weeks of receipt of the letter of appeal. This written decision is binding for all the parties involved.

Financial disadvantage. NN Group and its subsidiaries are not liable for any financial disadvantage that arises from (the application of) this Code, unless this is a direct result of serious negligence on the part of NN Group and/or its subsidiaries.

Future changes. This Code may be amended by a resolution of the Board of NN IP. Amendments enter into effect from the moment they are announced, unless a later date is specified in the policy.

Information sheet

Purpose: This Code has been designed and adopted to meet applicable Dutch and U.S. regulatory requirements regarding personal account dealings.

Target audience: Personnel and Associated Persons of NNIP Asset Management B.V., NN Investment Partners B.V., NNIP Advisors B.V., any branches of these entities and Delta Lloyd Asset Management N.V. (collectively, “NN IP”).

Personnel and Associated Persons of Delta Lloyd Asset Management N.V. will become subject to this policy as of October 18, 2017, subject to obtaining regulatory approval and operational readiness.

NN IP Compliance

E: compliance@nnip.com

T: + 31 (0) 70 37 81825

Replaces:

This Code replaces the NN IP Insider Regulation of 1 July 2016.

The NN Group Insider Regulation NN (IRNN) is a separate policy which will not be affected by changes to this Code.

Valid from: 1 October 2017

Approval: The Board of NN Investment Partners approved this policy on 22 September 2017. The Board of Delta Lloyd Asset Management N.V. approved this policy on 22 September 2017.

Document history

Version	Date	Author	Changes
1.0	July 2010	Compliance

2.0	January 2014	Bruno van Rooijen	• Merger of GIR, Additional rules ING IM, Additional Rules ING IM access US data and the Insiders Regulation ING.

3.0	May 2015	Ellen van Oostrom, Rolanda Vermeulen, Andrea Gregory

•        Rebranding;

•        Moved and amended text to be more “plain English” to improve readability;

•        Removed duplications;

•        Integrated the “Definitions” from Q&A into this Policy;

•        Condensed the definition of “Derivatives” to make it shorter;

•        Alignment on “beneficial interest” and “ beneficial ownership” text;

•        The List Permitted Indices (table) has been removed from the policy and added to the List Permitted Companies, now called List Permitted Companies and Indices. The list of indices has expanded;

•        The list pre-approved ETF no longer exists;

•        Two new sections on pre-approval are included regarding (I)  automatic investment plans and (II) transactions part of stock dividend & dividend reinvestments;

•        More clarity provided on reporting;

•        References are made to the IRNN on NN Financial Instruments and employee compensation schemes (former texts are deleted);

•        Transparency is provided on late reportings and the violation process;

4.0	May 2016	Ellen van Oostrom, Rolanda Vermeulen

•        Textual updates and specifications in different sections, also due to alignment with NN Group PAD policy;

•        Inside Information section is aligned with MAR;

•        Specified that ING no longer qualifies as a NN Financial Instrument.

5.0	September 2017	Bruno van Rooijen

•        Textual updates;

•        Added treatment of incurred costs as a result of the location obligation;

•        Added Delta Lloyd Asset Management N.V. to the scope of the policy;

•        Changes ING Private Banking North West into ING Private Banking.